Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in  in this Post-Effective Amendment No. 16 to this Registration Statement No. 333-192991 on Form N-1A of our reports dated November 29, 2019, relating to the financial statements and financial highlight of Aspiration Flagship Fund and Aspiration Redwood Fund (the funds comprising the Aspiration Funds), appearing in the Annual Reports of Aspiration Flagship Fund and Aspiration Redwood Fund on Form N-CSR for the year ended September 30, 2019, and to the reference to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP
Los Angeles, California
January 28, 2020